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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                              CV THERAPEUTICS, INC.
                              ---------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    126667104
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 4, 2001
              ----------------------------------------------------
              (Date of Event Which Requires Filing This Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                       126667104
                         ---------------------

         1.     Names of Reporting Persons             BIOTECH TARGET N.V.
                                                     --------------------------

                I.R.S. Identification Nos. of above persons (entities
                  only):                                      N/A
                                                     --------------------------


         2.     Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                (a)   [X]

                (b)   [ ]


         3.     SEC  Use Only
                               ------------------------------------------------


         4.     Citizenship or Place of Organization    NETHERLANDS ANTILLES
                                                     --------------------------


         Number of Shares Beneficially   5.  Sole Voting Power           0
         Owned by Each Reporting                                    ------------
         Person with:
                                         6.  Shared Voting Power     1,518,147
                                                                    -----------


                                         7.  Sole Dispositive Power      0
                                                                    -----------


                                         8.  Shared Dispositive Power 1,518,147
                                                                     ----------

         9.     Aggregate Amount Beneficially Owned
                by Each Reporting Person                1,518,147
                                                  --------------------


         10.    Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares                                                   [ ]


         11.    Percent of Class Represented by amount in Row (9)       6.1%
                                                                   ------------


         12.    Type of Reporting Person (See Instructions)         CO
                                                             ------------------

CUSIP No.                       126667104
                         ---------------------

         1.     Names of Reporting Persons                BB BIOTECH AG
                                                     --------------------------

                I.R.S. Identification Nos. of above persons (entities
                  only):                                      N/A
                                                     --------------------------


         2.     Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                (a)   [X]

                (b)   [ ]


         3.     SEC  Use Only
                               ------------------------------------------------


         4.     Citizenship or Place of Organization       SWITZERLAND
                                                     --------------------------


         Number of Shares Beneficially   5.  Sole Voting Power           0
         Owned by Each Reporting                                    ------------
         Person with:
                                         6.  Shared Voting Power     1,518,147
                                                                    -----------


                                         7.  Sole Dispositive Power      0
                                                                    -----------


                                         8.  Shared Dispositive Power 1,518,147
                                                                     ----------

         9.     Aggregate Amount Beneficially Owned
                by Each Reporting Person                1,518,147
                                                  --------------------


         10.    Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares                                                   [ ]


         11.    Percent of Class Represented by amount in Row (9)       6.1%
                                                                   ------------


         12.    Type of Reporting Person (See Instructions)         HC,CO
                                                             ------------------

ITEM 2

         2(a)   Name of Person Filing:   BB BIOTECH AG ("BB BIOTECH"), ON
                                        ---------------------------------------
                BEHALF OF BIOTECH TARGET N.V. ("BIOTARGET"), ITS WHOLLY-OWNED
                ---------------------------------------------------------------
                SUBSIDIARY AND RECORD OWNER OF THE SECURITIES.
                ---------------------------------------------------------------

         2(b)   Address of Principal Business Office or, if none, Residence:

                BB BIOTECH AG: VODERGASSE 3, CH-8300 SCHAFFHAUSEN, SWITZERLAND

                BIOTECH TARGET N.V.:  DE RUYTERKADE 62, WILLEMSTAD,
                                      CURACAO, NETHERLANDS ANTILLES

         2(c)   Citizenship:            SEE ITEM NO. 4 OF COVER PAGES
                             --------------------------------------------------

         2(d)   Title of Class of Securities       COMMON STOCK
                                              ---------------------------------

         2(e)   CUSIP Number         126667104
                                --------------------


ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)    Amount beneficially owned:             1,518,147
                                            -----------------------------------

         (b)    Percent of class:                         6.1%
                                            -----------------------------------

         (c)    Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote         0
                                                                ---------------

                (ii)  Shared power to vote or to direct the vote   1,518,147
                                                                ---------------

                (iii) Sole power to dispose or to direct the
                        disposition of                                 0
                                                                ---------------

                (iv)  Shared power to dispose or to direct the
                        disposition of                             1,518,147
                                                                ---------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         THIS STATEMENT IS FILED JOINTLY BY BB BIOTECH AND BIOTARGET. BIOTARGET
         ----------------------------------------------------------------------
         IS A WHOLLY OWNED SUBSIDIARY OF BB BIOTECH.
         ----------------------------------------------------------------------

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

         After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       BB BIOTECH AG


Date:    December 19, 2001                        By:  /s/ Jan Bootsma
         -----------------                             ---------------

                                                Name:  Jan Bootsma
                                                       -----------

                                               Title:  Signatory Authority
                                                       -------------------


Date:    December 19, 2001                        By:  /s/ Rubino Di Girolamo
         -----------------                             ----------------------

                                                Name:  Rubino Di Girolamo
                                                       -------------------

                                               Title:  Signatory Authority
                                                       -------------------


                                                       BIOTECH TARGET N.V.

Date:    December 19, 2001                        By:  /s/ Jan Bootsma
         -----------------                             ---------------

                                                Name:  Jan Bootsma
                                                       -----------

                                               Title:  Signatory Authority
                                                       -------------------


Date:    December 19, 2001                        By:  /s/ Rubino Di Girolamo
         -----------------                             ----------------------

                                                Name:  Rubino Di Girolamo
                                                       ------------------

                                               Title:  Signatory Authority
                                                       -------------------

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
--------                              -----------
Exhibit A:        Agreement by and between BB Biotech and BioTarget with
                  respect to the filing of this disclosure statement.*




-------------------
*  Previously filed.